

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Mr. Alexander R. Walsh
President
Lithium Exploration Group, Inc.
3200 N. Hayden Road
Suite 235
Scottsdale, AZ, 85251

> **Re: Lithium Exploration Group, Inc.**
> **Form 8-K**
> **Filed August 2, 2012**
> **File No. 333-137481**

Dear Mr. Walsh:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 4.01 – Changes in Registrant's Certifying Accountant

1.   We note the audit reports dated October 14, 2011 and September 17, 2010 for the fiscal years ended June 30, 2011 and June 30, 2010, respectively, have been modified as to uncertainty regarding your ability to continue as a going concern. Please revise your disclosure in the second paragraph to disclose this uncertainty or tell us why no revision is required. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2.   Please obtain and file an updated Exhibit 16 letter from your former auditors stating whether they agree with the statements made in your amended Form 8-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3319 if you have questions regarding our comments on your disclosures or any other matters.

Sincerely,

/s/ James Giugliano

James Giugliano
Staff Accountant